UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
6 April 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Omeros Corporation

File No. 1-34475 -- CF# 33523

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Omeros Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013, and Forms 10-Q filed on May 12, 2010, May 10, 2011, and May 9, 2013.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.32	10-K	March 18, 2013	through March 18, 2019
10.1	10-Q	May 12, 2010	through March 18, 2019
10.1	10-Q	May 10, 2011	through March 18, 2019
10.1	10-Q	May 9, 2013	through March 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary